Exhibit (d)(8)

Congratulations

Your story with the world leader in serving science **begins now.**

Our colleagues are committed to pushing science and technology a step beyond where it is today, and they all contribute to our Mission – to enable our customers to make the world healthier, cleaner and safer.

Thermo Fisher
SCIENTIFIC
52151

Each one of our extraordinary minds has a unique story to tell.

What story will you tell?

Mr. Carl Raimond

Dear Carl Raimond,
We are very excited about you joining Thermo Fisher Scientific Inc. following the expected consummation of our acquisition of Olink. This letter is intended to clarify provisions of your employment with us that will only become effective as of the date Olink becomes a wholly-owned subsidiary of Thermo Fisher Scientific Inc., or such earlier date that is determined by Thermo Fisher (the “Closing”). This letter agreement supersedes the offer letter executed by you and Olink Proteomics, Inc (“Olink), dated as of June 24, 2020, as amended through the date hereof.
Effective on the Closing, you will serve as the President – Proteomics Sciences, a business unit in the Life Sciences Group of Thermo Fisher Scientific Inc. (hereinafter referred to as “Thermo Fisher” or the “Company”). This role is based in Massachusetts.
Your Compensation:
Salary: Your annual salary will be $525,000 effective as of the Closing, payable in regular installments consistent with current payroll practices at Olink.
Annual Bonus Plan: Effective upon the Closing, your annual bonus at target will be 75% of your base salary. In 2023 and 2024, you will continue to participate in Olink’s annual bonus plan.
In 2025, you will be eligible to participate in the Company’s annual incentive plan (AIP), which provides you the opportunity to earn additional compensation based upon business and individual performance. Your bonus at target will be 75% of your base salary and is subject to a multiplier of 0-2 times based on a combination of subjective and objective factors. To be eligible for a bonus payment, you must be actively employed at the time the bonuses are paid (which is usually March of the year following the plan year). The AIP structure (including business and individual performance measures) are aligned with Thermo Fisher’s pay for performance compensation philosophy.
Retention Equity Award: As outlined in the separate retention bonus agreement provided to you, as soon as administratively feasible following the Closing, a recommendation will be made to the appropriate committee of the Company’s Board of Directors to approve the issuance of an equity award of time-based restricted stock units with a calculated value of $2,000,000 (the “RSUs”).
Annual Equity Program: In 2024, depending upon the date of Closing, you will receive a Long-Term Incentive grant either through the Olink Long-Term Incentive Plan or the Thermo Fisher Long-Term Incentive Plan.
In 2025, you will also be eligible for consideration for additional stock grants annually beginning in the 2025 annual compensation planning cycle. Our annual equity awards for executives generally consist of stock options, time-based restricted stock units, and performance-based restricted stock units (PRSUs).
The stock options will be granted at a price that approximates market value on the date of grant. The options are eight-year options and will vest 25% each year on the anniversary of the grant date over a four-year period. Vested options are exercisable at any time during the remainder of their eight-year term.
The restricted stock units vest over a 3½ year period, with 15% vesting six months following the grant date, and 25%, 30% and 30% vesting 18 months, 30 months, and 42 months following the grant date, respectively. The underlying shares will be delivered to you in an account with Fidelity Investments shortly after vesting, subject to statutory withholding requirements.
The performance-based restricted stock units are measured against predetermined performance metrics after one year, and at that time the number of PRSUs are adjusted by a multiplier of 0% to 200%. These adjusted PRSUs vest over a 3-year period, 33% each year.
All equity awards are subject to the Board’s final determination of equity award types, mix and terms as well as all the terms and conditions of the applicable agreements and accompanying documents, which will be given to you subsequent to the approval of the grants.

Severance: As an executive of Thermo Fisher, you would be entitled to, among other benefits, severance pay equal to the sum of (i) 12 months of your base salary and (ii) your target bonus amount under the AIP, in each case, as in effect at the time of termination if your employment is terminated without “cause” (as defined in the Company’s Severance Policy), including due to a workforce reduction or job elimination, payable in accordance with the policies and procedures of the Severance Policy, including, for the avoidance of doubt, the requirement to execute and not revoke a release of claims in accordance with Section 4.4 of the Severance Policy. Furthermore, if your employment is terminated without “cause”, then your obligations under Section 2 of the Selling Shareholder agreement between you and a subsidiary of Thermo Fisher will be modified so that the “Restricted Period” will be the shorter of either (a) the existing term of the Restricted Period or (b) 12 months from the date of termination (but in both instances only for purposes of Section 2), and the phrase “prior to or as of the Closing” will be replaced with the phrase “as of the date of your termination of employment”.
Benefits, 401k and time off: Your current health insurance, 401(k) and time off benefits will remain unchanged, until the time the programs are either harmonized or integrated onto Thermo Fisher Scientific programs.
Company car: You will be entitled to retain the company car benefit you currently have with Olink during the “Protected Period” (as defined in the Purchase Agreement entered into between Thermo Fisher and Olink, among others). Following the Protected Period, in lieu of such company car benefit, you will receive a one-time grant of time-based restricted stock units with a calculated value of $15,000 based on your continued employment.
Noncompetition Agreement and Confidential Information and Invention Agreement: You will be required to sign a Noncompetition Agreement and a Confidential Information and Invention Agreement as a condition of employment and to be eligible for the compensation and benefits set forth in this letter. These agreements are attached for your signature.
As a condition of your employment with Thermo Fisher, you acknowledge that you have been directed by Thermo Fisher not to bring with you or distribute to anyone at Thermo Fisher any confidential or proprietary documents (including trade secrets) or other information from any employer or to possess or use such information in violation of your obligations to a prior employer or other party. You have complied with this directive and will continue to do so.
Service Credit: You will retain your service credit date from August 10, 2020.
This offer is, of course, contingent upon Thermo Fisher's acquisition of Olink and will not have any effect before the Closing. Your employment will be on an “at-will” basis, meaning that both you and the Company are free to terminate the employment relationship at any time, for any reason, with or without notice, and with or without cause.
With 130,000 extraordinary minds on our team, each one of us at Thermo Fisher has a unique story to tell. Whether we’re helping customers to fight disease, making sure our air is clean, or solving cold cases, our stories involve thousands of important projects that improve millions of lives.
Carl, thank you for your ongoing commitment to help enable our customers to make the world healthier, cleaner, and safer. The work we do has meaningful impact inside the company and out.
You may accept our offer of employment by signing and returning this letter to Nancy Austin at Nancy.Austin@thermofisher.com by October 15, 2023.
Sincerely,

/s/ Gianluca Pettiti

Gianluca Pettiti
Executive Vice President

Accepted and Agreed:
By:	/s/ Carl Raimond	10/16/2023
	Carl Raimond	Date

Enclosures:
Noncompetition Agreement
Company Information and Invention Agreement

HIGHLIGHTED EXECUTIVE BENEFITS
As a U.S. based executive, you are eligible for additional benefits that are designed to supplement the standard set of comprehensive benefits offered to all our U.S. employees. We encourage you to learn about and take advantage of these valuable components of your total rewards.
Deferred Compensation Plan: A deferred compensation plan is a tax-advantaged savings vehicle to help you achieve your longer-term financial goals, whether for retirement, college planning, vacation home purchase or other plans. This program enables Thermo Fisher Scientiﬁc to extend the company match opportunity of up to 6% of your total cash compensation that exceeds the IRS limit on compensation recognized in the 401(k) Plan. You will be eligible for contribution matching upon your one-year anniversary.
Thermo Fisher Scientific’s Deferred Compensation Plan features:
•	Company match opportunity of up to 6% of your total cash compensation (Annual Base Salary and Annual Incentive Bonus). You will be eligible for contribution matching upon your one-year anniversary.
•	Investment options similar to the Thermo Fisher Scientific 401(k) Retirement Savings Plan
•	Flexibility in how and when deferred compensation is distributed
•	Immediate vesting
Executive Healthcare Support Program: Advance Medical provides personalized healthcare program services including advocacy and medical opinions from qualified medical experts, collection and translation of medical records and access to a physician case manager for updates, follow-ups and answers to your questions.
Executive Physicals: The executive physical benefit provides you with a convenient way to get a comprehensive picture of your health. Access features not available through standard medical coverage designed to put you in the best possible position for personal and professional success.
Financial Wellbeing: Feel more productive, reduce stress and save time by taking advantage of no-cost financial wellbeing benefits. Coverage spans a wide range of financial disciplines including financial planning, retirement, investments, cash flow, risk management, estate planning and tax planning.
Life Insurance: To provide a competitive life insurance benefit to our executives, Thermo Fisher Scientific not only automatically covers you for a Basic Life Insurance benefit of one and a half times annual base salary, but offers an additional one and a half times annual base salary, for a total of three times annual base salary. This benefit has a maximum combined value not to exceed $2,000,000.
Long Term Disability: The executive LTD benefit supplements the coverage you receive through the basic long-term disability benefit. It is designed to provide you with income protection and additional coverage if you are unable to work due to a disability. Thermo Fisher Scientific provides coverage at no cost to you through two programs.
Paid Time Off: Employees at the executive level are eligible to utilize time off based on business needs and prior manager approval and will not accrue paid time off.

Thermo Fisher SCIENTIFIC

The work we do has **meaningful impact.**

We take pride in our Mission:

Become one of our extraordinary minds making significant contributions to the world.

We've been at the forefront of the fight against COVID-19; from developing one of the first COVID-19 tests to partnering to bring vaccines to the world.

Our Personalized Genome Machine (PGM) was the first of few systems that were used to detect the Zika virus.

Most of the world's forensics labs, including those in the movies, use our instruments and reagents to perform human identification to convict the wrong and free the innocent.

Our Made-in-Rochester, NY Nalgene reusable plastic water bottles help people stay hydrated without contributing to landfill waste.

We have the largest investment in R&D in the industry: over $1B spent annually.

We are a global team generating approximately $40 billion in annual revenue.

Our Business/Employee Resource Groups (B/ERGs) are key partners in bringing diverse experiences and perspectives into the company that help foster culture, better support of colleagues, and create ownership and advancement of diversity and inclusion in the workplace.

Our commitment to achieve net-zero carbon emissions by 2050: by making our facilities more energy efficient, increasing the use of renewable energy and reducing waste in its operations.

We believe in giving back, and this is reflected by the scale and scope of our philanthropic activities. Our program provides funding for scholarships, diversity development, and support for Science, Technology, Engineering, and Math (STEM) education.

We've received Global Recognitions for Workplace Excellence including the Human Rights Campaign Best Places to Work for LGBTQ Equality, HBCU Connect Top 50, and FlexJobs Top Remote Companies.

thermo scientific | applied biosystems | invitrogen | fisher scientific | unity lab services | patheon | PPD

Discover more: **jobs.thermofisher.com**